TSX/NYSE/PSE: MFC	SEHK: 945
C$ unless otherwise stated
For Immediate Release
June 7, 2016

Manulife announces USD Senior Notes issue in Taiwan

TORONTO - Manulife Financial Corporation (“MFC”) announced today that it has priced an offering in Taiwan of U.S.$1 billion principal amount of 4.70% senior notes due June 23, 2046 (the “Notes”). The offering will be made pursuant to a prospectus supplement dated June 7, 2016 to MFC’s existing base shelf prospectus. The Notes will bear interest at a fixed rate of 4.70% and will mature on June 23, 2046.

“Similar to recently completed transactions in Singapore and the United States, this offering is an important part of our global strategy to diversify funding sources. We are pleased with the demand it generated as well as its attractive pricing and features”, said Steve Roder, Chief Financial Officer. “We anticipate that these issues will further strengthen our already strong capitalization, even after funding potential redemptions later this year and completing the previously announced pension transaction with Standard Chartered Bank in Hong Kong.”

Roy Gori, President and Chief Executive Officer of Manulife Asia, said “The demand for our offering in Taiwan reflects Manulife’s strong presence and brand awareness in Asia. It also provides a great opportunity to broaden our relationships with our bank partners in the region.”

The Notes will be subject to redemption in whole, but not in part, at the option of MFC, on June 23, 2021 and thereafter on every June 23rd, on not less than 30 nor more than 60 days’ prior notice, at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest thereon to, but excluding, the redemption date. The Notes will be direct unsecured obligations of MFC and rank equally in right of payment with all of its existing and future unsecured and unsubordinated indebtedness.

The Notes have not been, and will not be, offered, sold or re-sold, directly, or indirectly, to purchasers other than “professional institutional investors” as defined under Paragraph 2, Article 4 of the Financial Consumer Protection Act of the Republic of China. Purchasers of the Notes are not permitted to sell or otherwise dispose of the Notes except by transfer to a professional institutional investor.

The offering is expected to close on or about June 23, 2016. Application will be made to the Taipei Exchange (the “TPEx”) for the listing of, and permission to deal in, the Notes by way of debt issues to professional institutional investors only and such permission is expected to become effective on or about June 23, 2016. Listing will be subject to MFC fulfilling all the listing requirements of the TPEx.

BNP Paribas, Taipei Branch, HSBC Bank (Taiwan) Limited and Standard Chartered Bank (Taiwan) Limited have been appointed as managers and joint-bookrunners and Australia and New Zealand Banking Group Limited, Taipei Branch has been appointed as a manager for the offering.

MFC intends to use the net proceeds from the offering for general corporate purposes.

The Notes have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States or other jurisdiction and may not be offered or sold within the United States, or to, or for the account or benefit of, “U.S. persons” (as defined in Regulation S under the Securities Act) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state or local securities law. The offering will be made solely to non-U.S. persons in offshore transactions pursuant to Regulation S under the Securities Act. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States or any other jurisdiction where it is unlawful to do so.

The Notes will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada.

About Manulife

Manulife Financial Corporation is a leading international financial services group providing forward-thinking solutions to help people with their big financial decisions.  We operate as John Hancock in the United States, and Manulife elsewhere.  We provide financial advice, insurance and wealth and asset management solutions for individuals, groups and institutions.  At the end of 2015, we had approximately 34,000 employees, 63,000 agents, and thousands of distribution partners, serving 20 million customers.  At the end of March 2016, we had $904 billion (US$697 billion) in assets under management and administration, and in the previous 12 months we made more than $24.9 billion in benefits, interest and other payments to our customers.  Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years.  With our global headquarters in Toronto, Canada, we trade as ‘MFC’ on the Toronto, New York, and the Philippine stock exchanges and under ‘945’ in Hong Kong.

Media inquiries: Sean B. Pasternak Manulife (Toronto) 416-852-2745 sean_pasternak@manulife.com Saijal Patel Manulife Asia 852-2202-1382 saijal_patel@manulife.com	Investor Relations: Robert Veloso Manulife (Toronto) 416-852-8982 robert_veloso@manulife.com Eileen Tam Manulife Asia 852-2510-5888 eileen_tam@manulife.com